Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated. The nine month period ended June 30, 2010 is unaudited. The year ended September 30, 2005 is unaudited and is for a nine month fiscal period. The Company changed its fiscal year to end on September 30 at September 30, 2005. The year ended September 30, 2005 is a nine month year.

	Nine months ended June 30,	Year ended September 30,
	2010	2009	2008	2007	2006	2005
	(in millions)
Income (loss) before income taxes	$(58.0)	$(1,083.0)	$73.7	$86.7	$13.1	$7.9

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$47.5	$80.0	$77.5	$90.8	$123.7	$15.5
Estimated interest within rent expense	$3.5	$4.6	$4.1	$3.0	$3.3	—

Total fixed charges	$51.0	$84.6	$81.6	$93.8	$127.0	$15.5

Earnings (a)	$(7.0)	$(998.4)	$155.3	$180.5	$140.1	$23.4

Ratio of earnings to fixed charges (b)	—	—	1.9	1.9	1.1	1.5

(a)	For these ratios, “earnings” represents income (loss) before income taxes plus fixed charges.

(b)	Due to losses during the nine month period ended June 30, 2010 and the year ended September 30, 2009, the ratios of earnings to fixed charges for those periods were less than 1.0. The deficiencies of earnings to total fixed charges were $58.0 million and $1,083.0 million, respectively, for those periods.